Filed by: Atrix Laboratories, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Atrix Laboratories, Inc.
Commission File No. 0-18231

The following is the press release dated November 9, 2004 and the transcript of the conference call held on November 9, 2004 at 11:00 AM Eastern time regarding Atrix’s third quarter financial results.

Company Contact:
Jennifer Geraci (Jgeraci@atrixlabs.com)
Investor Relations
ATRIX LABORATORIES, INC.
(970) 482-5868
http://www.atrixlabs.com

ATRIX LABORATORIES REPORTS 2004 THIRD QUARTER
FINANCIAL RESULTS

Highlights:

•	Net Sales and Royalties Increase 87% over 3Q 2003

•	Atrix recorded $0.08 per share for the quarter and $0.10, net of Non-Recurring Expenses

•	Fourth Consecutive Quarter of Profitability

Fort Collins, CO (November 9, 2004) — Atrix Laboratories, Inc. (NASDAQ: ATRX) today announced consolidated financial results for the third quarter and nine months ended September 30, 2004.

Total revenue increased 18% to $16.1 million in the third quarter of 2004 compared to $13.6 million for the third quarter of 2003. The revenue increase was due primarily to $7.8 million in sales and royalty revenue earned from sales of the Eligard® (leuprolide acetate for injectable suspension) prostate cancer products. This represents a 75% increase in Eligard® sales and royalty revenue compared to the third quarter of 2003.

Operating expenses increased to $14.3 million in the third quarter of 2004 compared to $14.0 million for the third quarter of 2003. Included in the operating expenses for the quarter ended September 30, 2004, was $0.5 million of non-recurring legal and financial expense related to the transaction with QLT Inc. Excluding non-recurring expenses related to the transaction with QLT Inc., operating expenses decreased by 1% in the third quarter 2004 compared to the same quarter in the prior year.

Net income applicable to common stock was $1.84 million, or $0.08 income per fully diluted share, for the quarter ended September 30, 2004 compared to a net loss applicable to common stock of $47,000, or $0.00 loss per fully diluted share, for the quarter ended September 30, 2003.

Net of non-recurring expenses related to the QLT transaction, net income applicable to common stock was $2.3 million or $0.10 income per fully diluted share.

“We are pleased to have recorded our fourth consecutive profitable quarter, particularly in light of the expenses associated with the QLT transaction,” said David R. Bethune, chairman and chief executive officer at Atrix. “We are also pleased to have met another major milestone this quarter with our filing for ACZONE™ for the treatment of acne vulgaris with the FDA.”

For the nine months ended September 30, 2004, total revenue increased 42% to $50.2 million compared to total revenue of $35.4 million for the nine months ended September 30, 2003. Net income for the nine months ended September 30, 2004 increased to $5.0 million or $0.22 per share applicable to common stock compared to a net loss for the nine months ended September 30, 2003 of $3.8 million or $0.19 loss per share applicable to common stock. Net of the non-recurring expenses related to the QLT transaction, net income would be $6.9 million or $0.31 income per share fully diluted.

Atrix Laboratories, Inc. is an emerging specialty pharmaceutical company focused on advanced drug delivery. With unique patented sustained release and topical technologies, Atrix is currently developing a diverse portfolio of proprietary products, including oncology and dermatology products. The company also partners with large pharmaceutical and biotechnology companies to apply its proprietary technologies to new chemical entities or to extend the patent life of existing products. Additional information is available on the Atrix Laboratories, Inc. website at http://www.atrixlabs.com.

Atrix management will host a conference call on November 9, 2004 at 11:00 a.m., EST. The conference will be available by telephone at 800-540-0559 with the ID: ATRIX. A replay of the call will be available for one week after the event at 800-283-4605. The conference call will also be simultaneously webcast over the Internet. The link for the webcast can be found at Atrix’s homepage at http://www.atrixlabs.com.

Additional Information

     In connection with QLT’s proposed merger with Atrix Laboratories, Inc., QLT has filed with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF QLT AND ATRIX ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AS WELL AS OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT QLT, ATRIX AND THE TRANSACTION. The definitive joint proxy statement/prospectus on file with the SEC and any other documents filed by QLT or Atrix with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant materials have been mailed to stockholders of QLT and Atrix in advance of the special meetings to consider the transaction scheduled for November 19, 2004. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by QLT by directing a request to: QLT Inc., Attn: Investor Relations, 887 Great Northern Way, Vancouver, BC, Canada, V5T 4T5. Investors and security holders may obtain free copies of the documents filed with the SEC by Atrix by contacting Atrix Laboratories, Inc., Attn: Investor Relations, 2579 Midpoint Drive, Fort Collins, CO, 80525.

     QLT, Atrix and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of QLT and Atrix in favor of the transaction. Information about the executive officers and directors of QLT and their ownership of QLT common shares is set forth in the proxy statement for QLT’s 2004 Annual Meeting of Shareholders, which was filed with the SEC as Exhibit 99.1 to Form 10-K/A on April 28, 2004. Information about the executive officers and directors of Atrix and their ownership of Atrix common stock is set forth in the proxy statement for Atrix’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of QLT, Atrix and their respective executive officers and directors in the transaction by reading the definitive joint proxy statement/prospectus regarding the transaction.

Safe Harbor Statement Under The Private Securities Litigation Reform Act of 1995:

Statements made in this press release may contain statements that qualify as “forward-looking statements” under the Private Securities Litigation Reform Act of 1995, including statements about the following topic: the anticipated growth of Eligard®. The company is subject to certain risk factors that may cause actual results to differ materially from anticipated results. Those risks include, but are not limited to the following: risks associated with product demand, pricing, market acceptance of its current and proposed products, risks relating to the proposed merger with QLT, changing economic conditions, risks in product and technology development, the risk that the FDA may not approve the NDAs for Eligard® 45-mg or dapsone (ACZONE™), and competition from other products and treatments. For additional information about risk factors, please see the reports filed by the company with the SEC, including the company’s Annual Report on Form 10-K for the year ended December 31, 2003, and the company’s Quarterly Report on Form 10-Q for the period ended September 30, 2004. All forward-looking statements in this press release are made as of the date hereof, based on information available to the company as of the date hereof, and the company assumes no obligation to update or revise any of its forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.

(Tables follow)

ATRIX LABORATORIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

(Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2004	2003	2004	2003
REVENUES:
Net sales	$5,090	$2,685	$16,945	$7,488
Net Royalties	4,905	2,657	13,110	5,637
Contract research and development	3,885	5,773	13,684	15,772
Licensing, marketing rights and milestone	2,235	2,524	6,472	6,546

Total revenues	16,115	13,639	50,211	35,443

OPERATING EXPENSES:
Cost of sales	3,436	2,901	13,236	6,191
Research and development	8,376	8,738	24,999	26,707
Administrative and marketing	2,502	2,387	8,284	7,901

Total operating expenses	14,314	14,026	46,519	40,799

INCOME (LOSS) FROM OPERATIONS	1,801	(387)	3,692	(5,356)

OTHER INCOME (EXPENSE):
Equity in loss of joint venture	—	(6)	—	(83)
Investment income, net	702	638	2,008	2,059
Gain on sale of marketable securities, net	167	139	687	567
Gain on exchange rates	—	—	348	—
Other	(3)	(7)	(39)	(23)

Net other income	866	764	3,004	2,520

NET INCOME (LOSS)	2,667	377	6,696	(2,836)

Accretion of dividends and beneficial conversion feature charge on preferred stock	(727)	(424)	(1,459)	(918)
Allocation of undistributed earnings to participating preferred stock	(105)	—	(259)	—

NET INCOME (LOSS) APPLICABLE TO COMMON STOCK	$1,835	$(47)	$4,978	$(3,754)

Net income (loss) applicable to common stock per common share:
Basic	$0.09	$0.00	$0.24	$(0.19)
Diluted	$0.08	$0.00	$0.22	$(0.19)
Weighted average common shares outstanding:
Basic	21,270,487	20,257,238	21,008,992	19,925,896
Diluted	22,602,624	20,257,238	22,303,240	19,925,896

ATRIX LABORATORIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(IN THOUSANDS)

(Unaudited)

	Sept. 30,	Dec. 31,
	2004	2003
ASSETS
Current Assets:
Cash and Cash Equivalents	$30,187	$19,074
Marketable Securities available-for-sale, at fair value	80,124	80,688
Accounts Receivable, net of allowance for doubtful accounts of $31 and $1,109	10,857	10,235
Interest Receivable	904	834
Inventories, net	14,673	11,516
Prepaid Expenses and Deposits	2,182	2,488

Total Current Assets	138,927	124,835

Property, Plant & Equipment, net	22,315	21,855

Other Assets:
Goodwill	379	379
Intangible & Other Assets, net	3,282	2,789

Other Assets	3,661	3,168

Total Assets	$164,903	$149,858

LIABILITIES & SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable—Trade	$3,790	$2,488
Accrued Expenses and Other	1,689	1,644
Deferred Revenue	8,500	9,923

Total Current Liabilities	13,979	14,055

Deferred Revenue and Other	32,046	32,415

Commitments and Contingencies

Shareholders’ Equity:
Series A Convertible Preferred Stock, $0.001 par value, 20,000 shares authorized; 15,824 and 14,770 shares issued and outstanding. Liquidation preference $15,958 and $15,240	—	—
Preferred Stock, $0.001 par value; 5,000,000 shares authorized Series A preferred stock, $0.001 par value, 200,000 shares authorized, none issued or outstanding	—	—
Common Stock, $0.001 par value; 45,000,000 shares authorized; 21,345,009 and 21,567,801 shares issued; 21,345,009 and 20,701,001 shares outstanding	21	22
Additional Paid-In Capital	271,807	270,157
Treasury Stock, 0 and 866,800 shares, at cost	—	(13,616)
Accumulated Other Comprehensive (Loss)/ Income	(509)	1,035
Accumulated Deficit	(152,441)	(154,210)

Total Shareholders’ Equity	118,878	103,388

Total Liabilities & Shareholders’ Equity	$164,903	$149,858

ATRIX
Third Quarter Financial Results

November 9, 2004
10:00 am CT

Conference Coordinator:	Good day and welcome to today’s conference call.

At this time, all sites are on the line and in a listen-only mode, and right now, I’d like to hand the meeting over to your host, Mr. Gregory Gould, Chief Financial Officer.

Go ahead please.

Gregory Gould:	Good morning, and welcome to the — Atrix’s third quarter conferences call. The earnings press release was distributed this morning as well as furnished on a form 8K to provide access to the widest possible audience.

If you did not receive a copy of these documents are available on the company’s Web site at www.atrixlabs.com in the press release section.

Joining me today are Mr. David Bethune, Atrix’s Chairman and Chief Executive Officer, Mr. Michael Duncan, Vice President and General Manager, and Dr. Steven Warren, Vice President of Research and Development and Chief Scientific Officer.

Before I turn the call over to Mr. Bethune, I would like to review the company’s Safe Harbor guidance. At this time, management would like me to inform you that certain statements made during this conference call which are not historical may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Although Atrix believes the expectations reflected in any forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained.

Factors and risks that could cause actual results to differ materially from those expressed or implied by forward-looking statements are detailed in today’s press release, and from time to time in Atrix’s filings with the SEC.

Additionally, Atrix assumes no obligation to update or revise any of its forward-looking statements even if experience or future changes show that the indicator results or events will not be realized.

In connection with QLT’s proposed merger with Atrix Laboratories Inc, QLT has filed with the SEC a registration statement on Form F4, containing a joint proxy statement prospectus, and other relevant materials.

Investors and security holders of QLT and Atrix are urged to read the definitive joint proxy statement prospectus regarding the transaction as well as other relevant materials because they contain important information about QLT, Atrix and the transaction.

The definitive proxy statement prospectus on file with the SEC, and any other documents filed by QLT or Atrix with the SEC may be obtained free of charge at the SEC Web site at www.sec.gov.

The definitive joint proxy statement prospectus and other relevant materials were mailed to stockholders of Atrix and QLT in October.

The special meeting is considered — a special meeting the transaction will be held at 10 am Mountain Time on November 19, 2004 at the Fort Collins Marriott, 350 East Horsetooth Road, Fort Collins, Colorado.

In addition, investors and security holders may obtain free copies of the documents filed with the SEC by QLT by directing a request to QLT Inc, Attention: Investor relations, 887 Great North Way, Vancouver, British Columbia, Canada V5T 4T5.

Investors and security holders may obtain free copies of documents filed with the SEC by Atrix, by contacting Atrix Laboratories Inc, Attention: Investor relations, 2579 Midpoint Drive, Fort Collins, Colorado 80525.

QLT, Atrix and the respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of QLT and Atrix in favor of the transaction.

Information about the executive officers and directors of QLT and their ownership of QLT common shares is set forth in the proxy statement for QLT’s 2004 annual meeting of shareholders, which was filed with the SEC as Exhibit 99.1 to Form 10K/A on April 28, 2004.

Information about the executive officers and directors of Atrix and their ownership of Atrix common stock is set forth in the proxy statement for Atrix’s 2004 annual meeting of stockholders, which was filed with the SEC on April 5, 2004.

Investors and security holders may obtain more detailed information regarding the direct and indirect interest of QLT, Atrix, and their respective executive officers and directors in the transaction by reading the definitive joint proxy statement prospectus regarding the transaction.

At this time, I will turn the call over to Mr. David Bethune.

David?

David Bethune:	Thanks, Greg, and thank you.

I am happy to discuss Atrix’s third quarter business results with you today. Atrix had a full and busy quarter as we moved closer to completing the merger transaction with QLT and filed a much anticipated NDA for Aczone.

I’m also very pleased to announce that based upon results for the first nine months of the year that we expect this to be the first full year of profitability in the history of the company.

In addition, the third quarter was our fourth consecutive profitable quarter. Atrix enjoyed a productive quarter by meeting the long-term goals and forging ahead in our efforts to merge with QLT and create a world-class profitable biopharmaceutical company.

Let’s begin with an update on the merger process.

In October, Atrix and QLT sent out definitive joint proxy statements to our respective stockholders and announced the date of our stockholder meeting to vote on this merger.

On November the 19, both Atrix and QLT will have their special stockholder’s meeting simultaneously at 10 am Mountain Time in Fort Collins, Colorado and in Vancouver to vote on the proposed merger.

I’d like to take this opportunity to outline, as I have in the past, the reasons, I believe, this transaction is good for the Atrix shareholders.

QLT is a profitable biopharmaceutical company with excellent financial resources that are greatly needed to accelerate the development of the Atrix pipeline.

In addition, I believe they have the right kind of action-oriented leadership to exploit the product pipeline here at Atrix. The transaction with QLT aims to create a company with a large and growing revenue base of proprietary products, complimentary product portfolios especially in dermatology and oncology and a great manufacturing capability.

It makes sense that these qualities should enhance shareholder value.

The Atrigel technology has the potential to solve many drug delivery challenges throughout the pharmaceutical industry. The combined company through a continued strong business development effort should allow Atrigel to be utilized to an even greater degree and could maximize the company’s core technologies.

As I’ve said in the past, the QLT transaction represents excellent potential opportunities for growth and the creation of long-term shareholder value.

The big news in the third quarter is that we also achieved the goal that all of us have been looking forward to. At the end of all of this, Atrix submitted an

NDA for Aczone which was formerly called Atrisone for the treatment of acne.

The filing of this NDA represents years of dedication and hard work from a team committed to meeting tight, aggressive timelines.

Once again, we demonstrated our proven ability to meet challenges head on and achieve the energetic goals we set for ourselves.

This quarter, net sales and royalties increased to $10 million and that was an 87% increase over the third quarter of 2003, mainly because of the increased sales of our Eligard and our generic dermatology products.

Total revenue increased 18% to approximately 16.1 million due primarily to sales and royalty revenue earned from the continued growth of the Eligard products in the US marketplace and around the world especially in Europe, which total 7.8 million.

During this quarter, our operating expenses net of $500,000 of non-recurring legal and financial expenses related to the QLT transaction were 13.8 million and that was a decrease of $200,000 from the third quarter of 2003.

Net income applicable to common stock was 1.8 million or 8 cents per share fully diluted. If we exclude the non-recurring transaction expenses, we have net income applicable to common stock of 2.3 million or 10 cents per share fully diluted.

Eligard was challenged this quarter as our North American marketing partner Sanofi-Aventis went through its own transition. With that transaction now complete, we believe that we will renew their efforts in marketing the Eligard franchise.

Sanofi-Aventis dedication and commitment to our Eligard products remained strong, and we are particularly looking forward to the FDA completing its review of the six-month Eligard 45 milligram product.

As many of you know, the 10-month dates for this product is December 17 of this year.

Eligard also experienced price pressure from our competitor, TAP Pharmaceutical, as they lower the price of their products.

Of course, this pricing strategy is not a comment on the quality of Eligard. In fact, it could be indicative of the growing awareness that Eligard has good solid market share opportunity.

Earlier this year, Atrix filed a prior approval supplement to the Eligard NDA to move the lyophilization manufacturing process from the contract manufacturer we now use to our Fort Collins manufacturing site.

I am very happy to report that we have had a successful FDA inspection regarding this matter and we are waiting for formal approval which would bring full control of all of the manufacturing of our Eligard products to our facility here in Fort Collins, Colorado.

With another complex NDA completed for an exciting and innovative acne product, and by the way, this market continues to grow nicely both the systemic and topical prescription forms of acne treatment in the US.

And we anticipate hearing from the FDA concerning our unique six-month treatment of prostate cancer shortly. And Atrix is now poised for a new and exciting phase of development and growth. This quarter has really been one of the most invigorating of our company.

This concludes my remarks for the third quarter, and we would now be happy to take any questions that you may have.

Conference Coordinator:	Great.

Thank you very much, sir.

At this time, if you would like to ask our presenter a question, please press the star and 1 on your touchtone phone. You may withdraw your question at anytime by pressing the pound key.

Once again, to ask a question, please press the star and 1 on your touchtone phone now.

And let’s please pause one moment for the first question to queue.

Okay. We’ll take our first question from the site of Harvey Kopitsky with (Maloney Securities).

Go ahead, please.

Harvey Kopitsky:	Dave?

David Bethune:	Yes, sir.

Harvey Kopitsky:	I just want to congratulate you on the job you’ve done as president, this is probably the last time we’ll have a chance to converse or anything and I really think you did an outstanding job, you and the rest of the team.

It’s been really — been fun having the stock and being a fund — being a shareholder.

Now my question though is how long do you think after the merger is approved — and I’m assuming will be on the 19th that the transaction will be completed? Do you think it will be completed before the end of this year getting the money again in the new stock?

David Bethune:	Yes, thanks, Harvey, for that question.

Yes, as soon as the transaction is voted upon at our special shareholder’s meeting, then it will be effective at that date. And we’ll move forward.

And by the way, there have been a number of meetings with QLT and of the management and technology people and research people at Atrix and many times here and both in Vancouver and in Fort Collins in preparation for this transition, for this merger. So there’s a quite of bit of work that’s been done to look forward to putting these two companies together in a smooth and easy manner.

Harvey Kopitsky:	Do you think it will be — so how — can you give us any time perimeters on when you think of — the money, will be the money be giving — coming out?

David Bethune:	Well, I think...

Harvey Kopitsky:	Well, I have a personal reason for asking that. I don’t want to go into but...

David Bethune:	Well, essentially on the day of the transaction, the next day thereafter, I believe, will be the period of time which the stock will be transposed and so forth.

And let me ask Greg Gould, our Chief Financial Officer to comment further about that.

Gregory Gould:	Yes.

Right now, both sides — we’ve been working with both sets of lawyers and just as long as both sides get the proper amount of votes to approve the deal, we should have both sets of lawyers up and running, filing all of their final paper works, I think should be done either late that Friday or first thing the following Monday.

And right after that, you should be able to take your stock and start to exchange it for the QLT stock and also $14.61 per share.

Harvey Kopitsky:	Thank you very much and again, congratulations.

Gregory Gould:	Thank you.

David Bethune:	Thank you.

Conference Coordinator:	Thank you very much.

We’ll take our next question from the site of Mara Goldstein with CIBC World Market.

Go ahead, please.

Mara Goldstein:	Thanks a lot.

I figure I might as well get last question in here, and that is that you mentioned Eligard and some competitive issues and obviously Sanofi was in the midst of this merger with Aventis, but can you maybe just speak to pricing and what’s going on in the marketplace right now, and if that was a piece of what you saw with Eligard?

David Bethune:	Thanks, Mara.

Yes, that was. Well, we had two things, of course, as I mentioned, the integration of two very large pharmaceutical companies there. And there was, as always the case, I’ve been through this before, there is some, you know, disruption just on the basis of anxiety from people that are both in the field, marketing and so forth, and we have some of that.

But I guess importantly too is that there was downward, again, a second downward price pressure from TAP in terms of looking for a way to stop the — I assume the erosion that they see with their own product as a result of Eligard being out there and physicians signing an improved way of administering leuprolide and now that’s been a challenge for them.

But I think it speaks well for us, and it speaks well for our partner in terms of the six-month product.

As I look at the marketplace, I see that the price has caused some reduction in value of the market. But surprisingly and interestingly, the number of unit growth still occurring. We still see unit growth in the total overall of US marketplace and also interestingly, Mara, is that Eligard unit growth has occurred in the first quarter. In the second quarter, it was higher. And in the third quarter, it was even higher than the second quarter in terms of unit growth.

Mara Goldstein:	Can you give us some indication of unit growth versus price? I mean, are you able to speak to that?

David Bethune:	Well, I — we would — let Sanofi-Aventis to — since they’re our marketing partner explain that probably more fully. But we just look at IMF data that we have available and what it shows is that there has been a unit decrease, not large, but unit decrease of some few percentages points and unit — a $1 decrease of some small amount, but unit growth continues to occur with Eligard in spite of the fact that we had a lot of pressure specially when the - several months ago, TAP reduced the price of some of their — the extended release products.

Mara Goldstein:	Thanks.

David Bethune:	Uh-huh.

Conference Coordinator:	Okay.

And there are no further questions at this time. So I’d like to hand it back over — oh, I do apologize.

Hold on one moment. I would like to just re-announce, the queue for question today is star and 1 on your touchtone phone.

Let’s pause one moment.

((Crosstalk))

Conference Coordinator:	Okay.

We’ll take our next question from the site of David Wingnean with TD Securities.

Go ahead, please.

David Wingnean:	Good morning.

Just a couple more questions on Eligard.

I’m just wondering if you can give us some more color on the Sanofi-Aventis — when they merged, did they change their marketing agenda at all? Are we seeing any Sanofi sales reps starting to market Eligard?

David Bethune:	Oh, David, we did not. They — the number of reps, as far as I know, and as far as Mike Duncan...

Michael Duncan:	Right.

David Bethune:	...is that correct that they have not...

Michael Duncan:	Yeah.

David Bethune:	...changed any sales reps? They’re still after the business out there and getting ready and very excited by the potential approval of the six-month product?

Michael Duncan:	Yup, uh-huh.

David Bethune:	Any other comments you’d have, Mike?

Michael Duncan:	Yeah. I guess that...

David Wingnean:	Is there any plans in the future of maybe getting Aventis sales reps involved also?

Michael Duncan:	Yes. I mean, you know, let me answer your question there, Sanofi, you know, has always sold the product. They increased their sales force three times in 2003. And, you know, what’s going to happen in ‘05 when the, you know, right now Aventis and Sanofi are still in the middle of integration and merging.

And I think what we’ll see in ‘05 is that the medical oncology sales force from Aventis will also start to detail Eligard to that marketplace. Again, about 15% of the business is in medical oncology, and that’s an area where we’re very hopeful that the Sanofi-Aventis combined sales force will detail the product.

David Wingnean:	When we’re looking at the third quarter revenues, $8 million for Eligard, that — can we try to weight that to what Sanofi gave us estimates of Eligard sales of about 20 million? Is that your relationship that we should carry forward with or was there some inventory portion of that?

David Bethune:	Let me ask Greg Gould to respond to that. We know we’ve moved inventory into the European (theater) in the second quarter. And sometimes the royalty rate is not accruing exactly in the quarter in which a shipment was made. So we get revenue — I’d like to remind everyone — we get revenue both from the manufacturing margin and from royalties on sales that occur after the (facts).

Greg, could you.

Gregory Gould:	Yeah.

David Bethune:	...further...

Gregory Gould:	Yeah. And basically...

David Bethune:	...amplify...

Gregory Gould:	...to give you just a little bit more clarity.

When you look at our press release for this quarter too, you will also see where we break out royalties and product sales. And really the biggest change quarter-over-quarter from Q2 to Q3 was that in both quarters, our royalties for Eligard were basically about the same. But in our second quarter, we had substantially higher product sales going out trying to get product to all of our licensing partners so that they would have product to sell during the second half of this year.

David Wingnean:	And just a final question on Eligard.

Can you just give us some time on the rollout in Europe and also in Japan?

Gregory Gould:	(I cam)...

David Bethune:	Well I think we’re filing — our partners are filing for a European Union submission in other countries as we speak. Germany has approved, that is the largest country for the value of this product, prostate cancer, use — hormone treatment is biggest in Germany.

We’ve — we’re all over the world with submissions. In fact, we have a party of Japanese executives here today in Fort Collins in — a part of the country to get that product through there. So it’s moving along.

Mike, would you like to add to where we’re moving forward in other Pacific rim areas as well and...

Michael Duncan:	Yeah. I mean, you know, just to clear up on Europe, you know, again, we’re going through a mutual recognition. We start the product approvals and launches all throughout 2005, probably starting in the early to mid-second quarter of next year.

In Japan, the product actually has to go through a clinical trial, in filing process so that probably an ‘06 event in Japan. But, we are consistently receiving, you know, approvals in South American countries and, you know, the filing process moving through in the Pacific rim too so that Eligard, you know, over the next year, I think, the biggest stories on Eligard are — that the six-month product were approved and launched in the United States, that we’ll start to see more — a lot more European approvals and launches and that, you know, our share will continue to gain in all those markets.

David Wingnean:	Actually, I do have one more question.

On the TAP pricing pressure, are you guys matching that?

David Bethune:	Well, we’re going remain competitive. I think what we try to do is be quite confidential about that. We deal with those individual pricing situations as they come. We meet competition. Sanofi is not about to get out there and lose business from price from our competitors.

We’re out there to gain a market share, and we’re going to deal with these pricing issues that TAP has created. And I am pleased and I think our team is pleased with Sanofi-Aventis’ response to this pricing pressure.

So we are at any given moment, competitive. And in some cases, we’re slightly below what the competitors have, but we’re not using price. We are not the price instigators because we think we have a better product. We believe we have an improved version, a more patient-friendly version. We have a subcutaneous dose versus a deep-IM dose, and neurologists and nurses like that.

So the more that they see, the more that they use the Eligard product, the more pleased they are with our product versus the other. So price is not the issue to us. Price is the issue for other people. We don’t think that price is the way to sell this product.

We think that the quality of the product, the results that patients receive by having been given Eligard is the real issue here. And if we prevail, it will be because we hold tight to talking about the benefits of Eligard versus the competitive products.

David Wingnean:	Thank you very much, gentlemen.

David Bethune:	Yes, sir.

Conference Coordinator:	Thank you very much.

We’ll take our next question from the site of (George Dy) with MA Weatherbie and Company.

Go ahead please.

(George Dy):	Yes good morning.

I noticed that your net sales actually jumped quite a bit from last year’s 2.7 to this year’s 5.1.

I understand that that sales number contains some generic contribution, could you break it out, in addition to generics, what else in it and what is the numeric number attributed to each of the components?

Thank you.

David Bethune:	Well let me first make a gentle comment, you know we do have a variety of products that we sell in the generic market place that topical dermatology, the generic market place is very competitive, so we’re not to anxious to disclose a lot of precise numbers here for you because we like to make sure that we have a competitive environment here.

But we have done quite well with the variety of generic products that’s adds to the revenue and then there is some small revenue from the former business that we started with many, many years ago, the Atridox product and then the advent of Eligard.

So that’s the overall array of products that we have but I think Greg might have some additional comments to make concerning the way that we lay out these sales.

Gregory Gould:	Yeah, with our sales one thing I reported before with this quarter to — I’ll try to be a little bit more informative, we start breaking out sales for products compared to sales based on net royalties, but just like David said before, we’ve never fully given out our break down between dermatology and oncology drugs and at this point, I don’t think we’re comfortable in doing that.

So...

(George Dy):	So this number contains Eligard sales to some third parties?

Gregory Gould:	Yes.

Well...

(George Dy):	And I understand that you mainly derive the royalty from the sales and what is the business relationship here?

Gregory Gould:	Product sales, to someone like Sanofi, we sell them the Eligard product and when we sell them the Eligard product, those sales would go our net sales lines, right when that transaction occurs.

And typically, during the next couple of months after we have sold them the product, Sanofi will go out and sell the product to the end users and when they sell it to the end users, that’s when we would receive the royalty portion of our agreement.

(George Dy):	I see.

So the first part of the sales really relate to manufacturing revenue and some other cost plus?

Gregory Gould:	Correct.

(George Dy):	I see.

And what proportion is related to Eligard and what proportion, I mean just roughly, is related to the generic contribution?

Gregory Gould:	Well in prior years it was almost exclusively Eligard would just a little bit of dental. This year looks like we are going closer to probably 70% to 80% is going to be related to Eligard.

(George Dy):	I see, so it’s about 20% to 30% of this $5.1 million is related to generics?

Gregory Gould:	Yes.

(George Dy):	Okay, thank you.

Conference Coordinator:	Thank you very much.

We’ll take our next question from the site of Jeff Bruce with Bruce and Company.

Go ahead please.

Jeffrey Bruce:	According to the IMF figures, Eligard captured, year-to-date, 26.3% of the one month. How do you see that translating into the three, four and six month?

And does anybody else have a six-month product in the works?

David Bethune:	Nobody has a six-month and that’s where we’re quite proud of the fact that we got ahead now. You may know that the — we have heard that the competitor — one of the competitors they — the TAP competitor is — has been working on a six-month product. They have been working on it quite some time.

We obviously are ahead, we are not aware at this moment that they file a six-month product that’s — so competitively speaking, we will be exclusive with the six-month product and I think that’s the paramount point to make here in terms of this Eligard business, is that the six-month product could be approved here in the next six months or earlier and could be the only six-month on the market.

Now let me give you a little historical perspective; when the 30-day product was on the market and then was superseded by the 30 — the 90-day product, the sales were moved primarily because of marketing effort and the cause of convenience and the cause of certain pricing benefits to the 90-day product.

And then along came TAP with a four-month day, 120-day product and the same thing occurred.

So we anticipate because of convenience and other factors that physicians are accustomed to and according to surveys will be enthused and willing to move from the 120-day product to the six-month product.

So that’s all a (positive) for us.

But we — I don’t think we’ve — heretofore — and I don’t know that Sanofi has broken down the sales by a category of 30-day, 90-day and 120.

Suffice it to say that the 120 is increasingly more and more important, why?

Because of the Zoladex product only have a 30 and 90-day, so both Sanofi and Aventis, our selves and the TAP people find it interesting and a good marketing point to promote a form that one of the three competitors does not have, and that is the 120-day product.

So, the longer duration is really been the real story here and the real success of growth. And that’s why our excitement increases as we come closer and closer to receiving approval for the Eligard six-month product.

Jeffrey Bruce:	No, what I was getting at, do you think 26% of the one-month will eventually drift down to where you might be getting 26% of the four-month?

David Bethune:	I don’t think we can comment about where you got the 26%, I don’t know Mike, do you - are you aware of it — of that...

Jeffrey Bruce:	Those are the IMF figures from a brokers report.

David Bethune:	Well, I think you should be aware that IMF data is not entirely — it’s a bell weather of the rationale of sales but does not encompass all of the sales because IMF does — unless they take specific polls in the physician’s office, you know, all of these sales, unless they occur all through the wholesaler, the IMF sales have some difficulty picking up the accurate number of sales.

So, IMF does not record generally the sales through — direct sales through physicians. And a lot of our sales don’t go through physicians but those that do, they’re — it’s a hard number to pickup and be precise about.

Jeffrey Bruce:	Thank you.

David Bethune:	Good.

Conference Coordinator:	Thank you very much and there are no further...

Gregory Gould:	Okay, at this point we’re going to take one more question.

Conference Coordinator:	Okay, actually there are no further questions at this time.

Gregory Gould:	Oh, okay.

David Bethune:	All right, well, I thank all of you for your interest here.

This meeting is, I think was a good one to show that Atrix has continued to grow in all the years that we’ve been in existence and we’re making great progress and we look forward to the next number of deciding years as a potentially merged company with QLT to really grow this biopharmaceutical business in a very big way.

Thank you so much.

Conference Coordinator:	Thank you very much for joining us today.

Ladies and gentlemen, this concludes today’s conference and you may now disconnect.

END